Filed by ACE Convergence Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ACE Convergence Acquisition Corp.

Commission File No.: 333-261055

TEMPO AUTOMATION TO PARTICIPATE IN THE 34th ANNUAL ROTH CONFERENCE

SAN FRANCISCO, March 10, 2022 – Tempo Automation (“Tempo”), a leading software-accelerated electronics manufacturer, today announced that Joy Weiss, Tempo’s Chief Executive Officer, and Ryan Benton, Tempo’s Chief Financial Officer, will participate in the 34th Annual Roth Conference.

Event	34th Annual Roth Conference
Date	March 15, 2022
Presentation	9:00 AM Pacific Time (12:00 PM Eastern Time)
Location	Dana Point, CA

This year’s event will consist of one-on-one and small group meetings, analyst-selected fireside chats, thematic industry panels, and on-demand presentations by executive management from approximately 400 private and public companies.

To arrange a one-on-one with Tempo, please email oneononerequests@roth.com or contact your ROTH sales team contact to request.

The live audio webcast and replay will be available in the investor relations section of Tempo’s website at https://www.tempoautomation.com/investor-relations/

As previously announced on October 14, 2021, Tempo and ACE Convergence Acquisition Corp. (“ACE”), along with ACE Convergence Subsidiary Corp., entered into an Agreement and Plan of Merger (the “Merger Agreement”) relating to their proposed business combination. Upon the closing of the transaction, which is subject to the satisfaction or waiver of the conditions in the Merger Agreement and other customary closing conditions, the combined entity will be renamed “Tempo Automation Holdings, Inc.” and shares of its common stock are expected to trade on The Nasdaq Stock Market, LLC (“Nasdaq”) under the ticker symbol “TMPO”.

About Tempo

Tempo is a leading software-accelerated electronics manufacturer, transforming the way top companies innovate and bring new products to market. Tempo’s unique automated manufacturing platform optimizes the complex process of printed circuit board manufacturing to deliver unmatched quality, speed and agility. The platform’s all-digital process automation, data-driven intelligence, and connected smart factory create a distinctive competitive advantage for customers—to deliver tomorrow’s products today. From rockets to robots, autonomous cars to drones, many of the fastest-moving companies in industrial tech, medical technology, space, and other industries partner with Tempo to accelerate innovation and set a new tempo for progress. Learn more at tempoautomation.com

About ACE

ACE Convergence Acquisition Corp. (Nasdaq: ACEV) is a $230 million special purpose acquisition company focusing on industrial and enterprise IT and semiconductors. For more information, please visit: http://acev.io/

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Proposed Business Combination”) between Tempo Automation, Inc. (collectively with its subsidiaries and pro forma for its acquisition of Compass AC Holdings, Inc. and Whizz Systems, Inc., “Tempo”), and ACE Convergence Acquisition Corp. (“ACE”), including statements regarding the benefits of the Proposed Business Combination, the anticipated timing of the Proposed Business Combination, the services offered by Tempo and the markets in which it operates, and Tempo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of ACE’s securities, (ii) the risk that the acquisition by Tempo Automation, Inc. of each of Compass AC Holdings, Inc. and Whizz Systems, Inc. may not be completed in a timely manner or at all, (iii) the risk that the Proposed Business Combination may not be completed by ACE’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ACE, (iv) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the receipt of the requisite approvals of ACE’s shareholders and Tempo’s stockholders, respectively, the satisfaction of the minimum trust account amount following redemptions by ACE’s public shareholders and the receipt of certain governmental and regulatory approvals, (v) the lack of a third party valuation in determining whether or not to pursue the Proposed Business Combination, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vii) the effect of the announcement or pendency of the Proposed Business Combination on Tempo’s business relationships, performance, and business generally, (viii) risks that the Proposed Business Combination disrupts current plans of Tempo and potential difficulties in Tempo employee retention as a result of the Proposed Business Combination, (ix) the outcome of any legal proceedings that may be instituted against Tempo or against ACE related to the agreement and plan of merger or the Proposed Business Combination, (x) the ability to maintain the listing of ACE’s securities on The Nasdaq Stock Market LLC, (xi) the price of ACE’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Tempo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Tempo’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns in the highly competitive industry in which Tempo operates, (xiv) the impact of the global COVID-19 pandemic, (xv) the enforceability of Tempo’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xvi) the ability of Tempo to protect the intellectual property and confidential information of its customers, (xvii) the risk of downturns in the highly competitive additive manufacturing industry, and (xviii) other risks and uncertainties described in ACE’s registration statement on Form S-1 (File No. 333-239716), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 6, 2020 (as amended, the “Form S-1”), and Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 17, 2021, and subsequently amended on May 6, 2021, and on December 13, 2021 (the “Form 10-K”), and its subsequent Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, the Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement (as defined below), the proxy statement/prospectus contained therein, and the other documents filed by ACE from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Tempo and ACE assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Tempo nor ACE gives any assurance that either Tempo or ACE, respectively, will achieve its expectations.

Additional Information and Where to Find It

ACE has filed a registration statement on Form S-4/A (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus of ACE, and certain related documents, to be used at the meeting of its shareholders to approve the Proposed Business Combination and related matters. After the Registration Statement has been filed and declared effective, ACE will mail a definitive proxy statement, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ACE’s shareholders in connection with the Potential Business Combination. ACE may also file other documents regarding the Proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of ACE and Tempo are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about the Proposed Business Combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ACE through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by ACE may be obtained free of charge from ACE’s website at http://acev.io/ or by written request to ACE at ACE Convergence Acquisition Corp., 1013 Centre Road, Suite 403S, Wilmington, DE 19805.

Participants In the Solicitation

ACE and Tempo and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ACE’s shareholders in connection with the Proposed Business Combination. Information about ACE’s directors and executive officers and their ownership of ACE’s securities is set forth in ACE’s filings with the SEC, including the Form 10-K. To the extent that holdings of ACE’s securities have changed since the amounts printed in the Form 10-K, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the Proposed Business Combination. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This press release shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination. This press release shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of ACE, the combined company or Tempo, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor Relations Contacts:

ir@tempoautomation.com

Mark Roberts

Mark@blueshirtgroup.com